

March 14, 2012

Via E-mail
James M. Kratochvil
Chief Financial Officer
Berry Plastics Corporation
101 Oakley Street
Evansville, Indiana 47710

> **Re:** **Berry Plastics Corporation**
> **Form 10-K for Fiscal Year Ended October 1, 2011**
> **Filed December 19, 2011**
> **Form 8-K Amendment No. 1 Filed November 10, 2011**
> **File No. 33-75706-01**

Dear Mr. Kratochvil:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 1, 2011

General

1. Your "Company Data" within Edgar does not reflect your current fiscal year end of October 1st. It currently shows a fiscal year end of January 7th. Please revise your information within Edgar accordingly.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

2. We note that you recognized a $165 million goodwill impairment charge for your Specialty Films reportable segment during the fourth quarter of fiscal year 2011. The goodwill impairment charge impacted net loss for the fourth quarter of fiscal year 2011 by 96.5%,

fiscal year 2011 net loss by 72.1%, and total stockholders' equity as of October 1, 2011 by 275%. In your fiscal year 2010 Form 10-K, you noted that a 10% decline in fair value could lead to a goodwill impairment charge. The growth rates and terminal year growth rate used to estimate the fair value appear to be relatively unchanged from the fiscal year 2010 to the fiscal year 2011. In the fiscal year 2011 Form 10-K, you state, "growth factors that have been consistent with our historical levels". We further note that the Specialty Films' net sales increased 12.3% for fiscal year 2011 as compared to fiscal year 2010, and segment operating loss for fiscal year 2011, excluding the impairment charges and asset write-offs, was less than segment operating loss for fiscal year 2010, excluding asset write-offs. In your fiscal year 2011 Form 10-K, you attribute the improvement in the segment operating loss to the acquisition volume growth from Pliant Corporation. As such, it is unclear how you determined the following statement regarding the material impairment charge was sufficient: "The changes to fair value that triggered the impairment charge were primarily attributed to continued softness of market conditions along with base volume declines experienced in fiscal 2011 resulting in management changing estimated future results." Considering that (a) acquisitions are part of your growth strategy, (b) there were no forewarning disclosures in your third quarter of fiscal year 2011 Form 10-Q regarding the material uncertainty associated with Specialty Films' goodwill, (c) Specialty Films' operating results' appear to be improving for the nine-months ended July 2, 2011, as compared to fiscal year 2010, (d) the goodwill impairment appears to relate to a recent acquisition, (e) an explanation for the material impairment charge is generic in nature, (f) the $165 million impairment charge materially impacted net loss and total stockholders' equity, and (g) total liabilities ($5.6 billion) greatly exceeds total tangible assets ($2.9 billion); we believe that your disclosures are materially deficient and require an amendment to your fiscal year 2011 Form 10-K to provide readers with sufficient information that clearly explains the material factors that led to the recognition of the impairment charge along with the future implications to your business and cash flows.

Please ensure the disclosures you provide in the amendment address the following:
- Identify the acquired business the goodwill relates to (i.e., Pliant Corporation) and the carrying value of the corresponding reporting unit before and after the impairment charge.
- Disclose if the business had been generating positive cash flows historically, when cash flows began to decline, when the business began generating negative cash flows, and when the business is expected to begin generating positive cash flows, if at all.
- Disclose the adverse business, competitive and economic factors that lead to the significant decline in the reporting unit's fair value (i.e., an inflated purchase price, issues integrating the business, unanticipated decline in volume and/or pricing, et cetera) and an explanation as to why you determined that you would not be able to overcome those adverse factors. If economic factors were a material factor, quantify the extent to which product volumes and/or pricing declined, identify the specific market(s) and/or geographic region(s) in which the volume declines and/or pricing declines occurred, and provide the specific reasons for the decline in demand and/or pricing pressures. If competitive factors were a material factor, please ensure you clearly explain the extent and causes for the competitive pressures (i.e., market size has declined, market share has

> not grown as expected, market share has declined, et cetera).
> - Disclose the assumptions materiality impacted by the qualitative factors, including the value of the assumptions for the fiscal year 2010 impairment test as compared to the revised value of the assumptions for the fiscal year 2011 impairment test.
> - Link the revisions to the assumptions used to estimate fair value with the reporting unit's actual operating results for fiscal year 2011.
> - Disclose the specific facts and circumstances that would lead to a further reduction in the assumptions used to estimate the fair value of the reporting unit and potentially result in an additional material impairment charge.
>
> Please refer to Item 303 of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures and disclosures regarding material impairment charges. Please consider providing us with a draft of the disclosures you intend to include in the amended filing prior to filing the amendment on EDGAR.

3. In your response letter dated March 11, 2009 (comments 6 and 7), you agreed to modify future filings to provide more detailed analysis of anticipated trends and more detailed analysis of the factors impacting segment operating income. We continue to believe that significant revisions are necessary to provide readers with more informative narrative explanations of your financial statements in an amendment to your October 1, 2011 Form 10-K. Specifically, please provide a more comprehensive analysis of net sales, cost of products sold/gross profit margin, and segment operating income margin so that you sufficiently explain why each factor has occurred and is impacting the specific line item in the specific manner, which may result in a need to discuss the product lines and/or geographic areas that underlying each of your reportable segments. For example, you attribute the changes in your operating results mainly to volume changes; pricing changes; and companies recently acquired. For the changes in volume, an expanded analysis may include a discussion of an expansion project, a restructuring project, a change in capacity utilization (including a lower planned production), a change in market share, pre-buying by customers, a change in customer direction, etc. To the extent that the explanation is a shift in product mix, please explain that shift and how that shift has specifically impacted your operating results. For your profit measures, please explain the variances in gross profit and each segment's operating income/(loss) as a percentage of net sales. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.06.a and 501.12.b. of the Financial Reporting Codification for guidance.

4. In an amendment to your October 1, 2011 Form 10-K, please quantify the extent to which increases/decreases in volume, prices, the introduction of new products, inflation impacts of raw materials, and the additional week for those fiscal years with 53 weeks caused the increase or decrease in gross profit margin at the consolidated level and operating income margin at the segment level. In addition, quantify the impact of other factors you identify that contributed to fluctuations in line items included in income from continuing operations. In this regard, you had agreed to provide this additional information in future filings in your letter dated March 11, 2009, under comment 5. While we note that you have quantified the impact of the majority of these items for your net sales analyses, quantification of the material factors impacting the other line items comprising income (loss) from continuing

operations has not consistently been provided in your fiscal year 2011 Form 10-K and subsequent Form 10-Q. Please refer to Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X for guidance.

5. In the amendment to your fiscal year 2011 Form 10-K, please expand upon the disclosures provided for your assessment of goodwill for impairment, as goodwill is your largest asset and your current statement that a decline in fair value greater than 15-20% of your segments could result in future impairment charges is too vague for a reader to understand the potential material uncertainty associated with your goodwill. Specifically, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total stockholders' equity, please provide the following disclosures for each reporting unit:
    *   The percentage by which fair value exceeds carrying value as of the most-recent step-one test for each of these reporting units.
    *   The amount of goodwill allocated to the reporting unit.
    *   A description of the assumptions that drive the estimated fair value that is specific to the reporting unit.
    *   A discussion of any uncertainties associated with the key assumptions used to estimate the reporting unit's fair value. For example, to the extent that you have included assumptions in your fair value model that deviate from your historical results, please include a discussion of these assumptions.
    *   A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
    *   Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

    If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

1. Basis of Presentation and Summary of Significant Accounting Policies, page F-6
Goodwill, page F-8

6. Please tell us whether you have identified your reporting units to be your operating segments or the components of your operating segments, as it is unclear from your current accounting policy. Please ensure your response provides us with your analysis of ASC 350-20-35-33 – 35-38 for the identification of your reporting units. Please also refer to ASC 350-20-55-1 – 55-9 for additional guidance when identifying reporting units. To the extent that you have identified your operating segments as your reporting units, please address each of the following:
    *   Tell us how the "segment managers" of your operating segments manage their respective segments. Specifically, tell us the types of information / reports that they review to manage their respective businesses, including the level of financial information used to manage the operating segment.
    *   If the segment managers of your operating segments do review financial information at a

> level below the operating segment level (i.e., component level) and you believe that this
> level is not a reporting unit because the component does not constitute a business, please
> tell us how you made such a determination based on the guidance in ASC 805-10-55-4
> through 55-9 and ASC 810-10-55-10 through 55-15.

- If you believe each of the components for each of your operating segments can be
  aggregated to the operating segment level, provide us with your comprehensive analysis
  of how you determined it is appropriate to aggregate the reporting units up to the
  operating segment level.
- Please provide us with an organizational chart that includes the level of personnel below
  your "segment managers" of your operating segments, whether it is at the business line,
  geographic, or some other level.

4. Financial Instruments and Fair Value Measurements, page F-16

7. In the amendment to your fiscal year 2011 Form 10-K, please provide the disclosures
   required by ASC 820-10-50 for fair value measurements on a nonrecurring basis for all
   periods presented.

14. Guarantor and Non-Guarantor Financial Information, page F-31

8. We note that the fiscal year 2011 condensed supplemental consolidated statement of cash
   flows includes $181 million of operating cash flows for the parent as compared to $136
   million for the guarantor subsidiaries. We also note that the parent had an operating loss of
   $17 million as compared to operating income of $70 million for the guarantor subsidiaries.
   A similar trend occurred for fiscal year 2009. Please tell us how the parent generated
   significantly more operating cash flows than the guarantor subsidiaries for fiscal years 2011
   and 2009

Form 8-K Amendment No. 1 Filed November 10, 2011

9. Please amend this Form 8-K to provide interim financial statements as of June 30, 2011, and
   for the six-months ended June 30, 2011 and June 30, 2010 for Rexam Closures, the
   component of Rexam PLC acquired on September 1, 2011. Please refer to Item 9.01.a. of
   Form 8-K, Article 3-05(b)(2) of Regulation S-X, Article 3-01 of Regulation S-X, and Article
   3-02(b) of Regulation S-X for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief